Exhibit 99.2

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

PART I	(Rs in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	30.06.2014 (Unaudited)		31.03.2014 (Audited) (Refer Note 7)		30.06.2013 (Unaudited)	31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	17,055.50		20,784.62		363.66	65,733.28

	b) Other operating income	131.05		109.79		14.75	419.13

	Total income from operations (net)	17,186.55		20,894.41		378.41	66,152.41

2	Expenses

	a) Cost of materials consumed	5,240.42		7,172.19		94.84	23,134.53

	b) Purchases of stock-in-trade	422.80		143.94		—	736.17

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(76.38)		519.31		44.87	(772.02)

	d) Employee benefits expense	651.80		649.94		52.58	2,702.32

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	2,064.42		1,993.24		39.09	6,882.32

	f) Power and fuel charges	1,739.83		1,776.88		145.33	7,315.88

	g) Exchange (gain) / loss - (net)	—		30.04		99.24	735.09

	h) Other expenses	3,534.72		3,867.92		83.61	12,675.88

	Total expenses	13,577.61		16,153.46		559.56	53,410.17

3	Profit / (loss) from operations before other income, finance costs and exceptional items	3,608.94		4,740.95		(181.15)	12,742.24

4	a) Other income	1,138.92		763.65		5.79	2,073.47

	b) Exchange (gain) / loss - (net)	(141.41)		—		—	—

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	4,889.27		5,504.60		(175.36)	14,815.71

6	Finance costs	1,537.11		1,536.72		148.08	5,094.41

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	3,352.16		3,967.88		(323.44)	9,721.30

8	Exceptional items (Refer note 5)	1,627.39		167.10		—	228.77

9	Profit / (loss) from ordinary activities before tax	1,724.77		3,800.78		(323.44)	9,492.53

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	361.64		327.83		(112.29)	(846.85)

11	Net profit / (loss) from ordinary activities after tax	1,363.13		3,472.95		(211.15)	10,339.38

12	Extraordinary items (net of tax expense)	—		—		—	—

13	Net profit / (loss) for the period	1,363.13		3,472.95		(211.15)	10,339.38

14	Share of profit of associates	0.27		0.35		625.45	1,081.93

15	Minority interest	987.84		1,851.75		—	5,122.80

16	Net profit after taxes, minority interest and consolidated share in profit / (loss) of associates	375.56		1,621.55		414.30	6,298.51

17	Net profit after taxes, minority interest and consolidated share in profit / (loss) of associates but before exceptional items	1,341.23		1,788.65		414.30	6,500.30

18	Paid-up equity share capital (Face value of Re 1 each)	296.50		296.50		86.91	296.50

19	Reserves excluding Revaluation Reserves as per balance sheet						72,712.16

20	Earnings per share before exceptional items (Rs) (not annualised)*

	-Basic	4.52	*	6.03	*	4.77 *	22.15

	-Diluted	4.52	*	5.66	*	4.77 *	22.15

21	Earnings per share after exceptional items (Rs) (not annualised)*

	-Basic	1.27	*	5.47	*	4.77 *	21.46

	-Diluted	1.27	*	5.11	*	4.77 *	21.46

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	30.06.2014	31.03.2014	30.06.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	1,034,843,184	1,086,220,062	389,987,804	1,086,220,062

	- Percentage of Shareholding	34.91%	36.64%	44.87%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—

	- Percentage of shares	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,691,651,651	1,629,343,945	479,113,619	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	57.06%	54.96%	55.13%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on June 30, 2014.

The balance ADR of 4.68 % represented by 138,886,944 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.06.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	—

	Disposed of during the quarter	—

	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2014 (Unaudited)	31.03.2014 (Audited) (Refer Note 7)	30.06.2013 (Unaudited)	31.03.2014 (Audited)

1	Segment Revenue
a)	Oil & Gas	4,482.73	5,048.98	—	11,903.73
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,586.15	3,183.89	—	11,778.26
	(ii) Silver - India	317.69	375.03	—	1,502.79
	(iii) Zinc - International	865.09	1,165.52	—	4,014.85

	Total	3,768.93	4,724.44	—	17,295.90
c)	Iron Ore	85.30	9.65	8.89	30.89
d)	Copper	4,853.22	6,717.71	—	20,593.70
e)	Aluminium	2,650.99	3,021.99	—	10,778.79
f)	Power	982.88	792.05	—	3,795.09
g)	Others	590.64	727.79	463.99	2,306.01

	Total	17,414.69	21,042.61	472.88	66,704.11

Less:	Inter Segment Revenue	359.19	257.99	109.22	970.83

	Net sales/income from operations	17,055.50	20,784.62	363.66	65,733.28

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Oil & Gas	1,971.71	2,584.24	—	6,164.77
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	940.02	1,283.14	—	5,009.15
	(ii) Silver - India	185.92	255.02	—	1,131.81
	(iii) Zinc - International	31.85	251.15	—	330.28

	Total	1,157.79	1,789.31	—	6,471.24
c)	Iron Ore	(53.21)	(140.23)	(95.30)	(456.04)
d)	Copper	21.71	270.57	—	764.95
e)	Aluminium	254.09	250.37	—	606.08
f)	Power	189.28	(94.40)	—	430.52
g)	Others	65.25	17.35	9.06	48.83

	Total	3,606.62	4,677.21	(86.24)	14,030.35

Less:	Finance costs	1,537.11	1,536.72	148.08	5,094.41
Add:	Other unallocable income net off expenses	1,282.65	827.39	(89.12)	785.36

	Profit / (loss) before tax and exceptional items	3,352.16	3,967.88	(323.44)	9,721.30

Less:	Exceptional items (Refer note 5)	1,627.39	167.10	—	228.77

	Profit / (loss) before tax	1,724.77	3,800.78	(323.44)	9,492.53

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	46,631.22	48,269.46	—	48,269.46
b)	Zinc, Lead and Silver
	(i) Zinc - India	11,295.14	11,104.03	—	11,104.03
	(ii) Zinc - International	2,818.24	2,716.52	—	2,716.52

	Total	14,113.38	13,820.55	—	13,820.55
c)	Iron Ore	4,893.37	4,861.93	4,731.93	4,861.93
d)	Copper	6,396.58	6,384.09	—	6,384.09
e)	Aluminium	39,918.45	39,552.34	—	39,552.34
f)	Power	17,056.62	16,478.24	—	16,478.24
g)	Others	1,788.16	1,812.29	1,035.53	1,812.29
h)	Unallocated	(24,047.50)	(24,372.79)	12,225.67	(24,372.79)

	Total	106,750.28	106,806.11	17,993.13	106,806.11

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, paper, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter ended June 30, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on July 29, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras and the High Court of Judicature of Bombay at Goa. The Scheme has been given effect to in the quarter ended September 30, 2013. Consequent to the effectiveness of the Scheme as above, the results for the quarter and the figures in respect of earnings per share, are not comparable with previous corresponding period presented.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending admission/hearing.

3	The Honorable Supreme Court vide its judgement dated April 21, 2014 lifted the ban on iron ore mining in the State of Goa, subject to certain conditions. In pursuance of the said judgement, the State Government of Goa is expected to announce a policy on iron ore mining shortly. In the interim, the iron ore mining operations at Goa continues to remain suspended.

4	With regard to the alumina refinery expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and the public hearing is scheduled on July 30, 2014. In the meantime the expansion project continues to be on hold.

5	The Company’s subsidiary, Cairn India Limited has changed the method of depreciation on some of its oil and gas assets from ‘Straight Line’ method to the ‘Unit of Production’ method so as to be in compliance with the requirements of ‘Guidance Note on Accounting for Oil and Gas Producing Activities (Revised 2013)’ issued by the Institute of Chartered Accountants of India. As prescribed under Accounting Standard 6, “Depreciation Accounting”, the change has been made with retrospective effect and the additional charge due to the same for the period up to March 31, 2014 amounting to Rs 1,627.39 Crore (net of tax credit of Rs 500.41 Crore), has been disclosed as an exceptional item. Consequently, the depreciation charge for the current quarter is higher by Rs 96.11 Crore and the profit after tax is lower by Rs 58.91 Crore due to the aforementioned change.

6	The Board of Directors and the Shareholders of Cairn India Limited, the Company’s subsidiary, had approved a proposal for buy back of its equity shares at a price not exceeding Rs 335 per equity share, for an aggregate amount not exceeding Rs 5,725 Crore. The buy back, which commenced on January 23, 2014 and closed on July 22, 2014, has been done from the open market other than from promoters and persons in control. Cairn India Limited has bought back a total of 36,703,839 equity shares (including 33,433,290 shares bought back during the quarter ended June 30, 2014) of face value of Rs 10/- each for a total consideration of Rs 1,225.45 Crore, which accounts for 21.41% of its Maximum buy-back size.

7	The figures for the quarter ended March 31, 2014 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2013.

8	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

9	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.sesasterlite.com. Additional information on standalone basis are as follows:

	(Rs in Crore)

	Quarter ended			Year ended
Particulars	30.06.2014 (Unaudited)	31.03.2014 (Audited) (Refer Note 7)	30.06.2013 (Unaudited)	31.03.2014 (Audited)
Net sales / income from operations	7,068.04	8,892.92	361.95	28,377.60
Exchange (gain) / loss - (net)	18.43	(175.91)	99.15	527.97
Profit / (loss) before tax and exceptional items	170.24	(290.01)	(297.92)	(940.77)
Exceptional items	—	130.88	—	130.88
Profit / (loss) after exceptional items and before tax	170.24	(420.89)	(297.92)	(1,071.65)
Profit / (loss) after exceptional items and tax	170.24	(326.11)	(191.92)	1,076.09

10	Additional information by way of a press release and proforma numbers (not reviewed by statutory auditors) are available on Company’s website www.sesasterlite.com.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated : July 29, 2014	Chief Executive Officer & Whole Time Director

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

PART I	(Rs in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	30.06.2014 (Unaudited)		31.03.2014 (Audited) (Refer Note 5)	30.06.2013 (Unaudited)		31.03.2014 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	7,068.04		8,892.92	361.95		28,377.60

	b) Other operating income	67.76		40.21	4.27		158.93

	Total income from operations (net)	7,135.80		8,933.13	366.22		28,536.53

2	Expenses

	a) Cost of materials consumed	4,024.47		5,564.00	95.18		17,945.59

	b) Purchases of stock-in-trade	339.49		143.94	—		819.25

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(22.28)		458.86	44.87		(556.86)

	d) Employee benefits expense	148.37		135.67	40.72		559.08

	e) Depreciation and amortisation expense	399.45		401.53	30.51		1,504.79

	f) Power and fuel charges	1,089.03		1,050.77	150.26		4,673.67

	g) Exchange (gain) / loss - (net)	18.43		(175.91)	99.15		527.97

	h) Other expenses	651.85		793.02	60.67		2,255.91

	Total expenses	6,648.81		8,371.88	521.36		27,729.40

3	Profit / (loss) from operations before other income, finance costs and exceptional items	486.99		561.25	(155.14)		807.13

4	Other income	668.58		115.00	5.06		1,817.06

5	Profit / (loss) from ordinary activities before finance costs and exceptional items	1,155.57		676.25	(150.08)		2,624.19

6	Finance costs	985.33		966.26	147.84		3,564.96

7	Profit / (loss) from ordinary activities after finance costs but before exceptional items	170.24		(290.01)	(297.92)		(940.77)

8	Exceptional items	—		130.88	—		130.88

9	Profit / (loss) from ordinary activities before tax	170.24		(420.89)	(297.92)		(1,071.65)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	—		(94.78)	(106.00)		(2,147.74)

11	Net profit / (loss) from ordinary activities after tax	170.24		(326.11)	(191.92)		1,076.09

12	Extraordinary items (net of tax expense)	—		—	—		—

13	Net profit / (loss) for the period	170.24		(326.11)	(191.92)		1,076.09

14	Paid-up equity share capital (face value of Re 1 each)	296.50		296.50	86.91		296.50

15	Reserves excluding revaluation reserves as per balance sheet						33,382.32

16	Earnings per share (Rs) (not annualised)*

	-Basic	0.57	*	(1.10)*	(2.21	) *	3.67

	-Diluted	0.57	*	(1.28)*	(2.21	) *	3.67

PART II - Select Information

		Quarter ended			Year ended
S. No.	Particulars	30.06.2014	31.03.2014	30.06.2013	31.03.2014
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	1,034,843,184	1,086,220,062	389,987,804	1,086,220,062

	- Percentage of Shareholding	34.91%	36.64%	44.87%	36.64%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—

	- Percentage of shares	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,691,651,651	1,629,343,945	479,113,619	1,629,343,945

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	57.06%	54.96%	55.13%	54.96%

	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on June 30, 2014.

The balance ADR of 4.68 % represented by 138,886,944 equity shares are held by CITI Bank as custodian.

Allotment in respect of 330,384 equity shares to the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.06.2014
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	—

	Disposed of during the quarter	—

	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2014 (Unaudited)	31.03.2014 (Audited) (Refer Note 5)	30.06.2013 (Unaudited)	31.03.2014 (Audited)
1	Segment Revenue
a)	Copper	3,827.13	5,689.56	—	16,460.70
b)	Iron Ore	82.56	6.21	10.58	25.29
c)	Aluminium	2,118.75	2,130.41	—	7,546.97
d)	Power	658.06	539.47	—	2,735.20
e)	Others	539.71	692.15	453.21	2,178.25

	Total	7,226.21	9,057.80	463.79	28,946.41

Less:	Inter Segment Revenue	158.17	164.88	101.84	568.81

	Net Sales/Income from Operations	7,068.04	8,892.92	361.95	28,377.60

2	Segment Results
	(Profit / (loss) before tax and interest)
a)	Copper	107.36	352.40	—	873.18
b)	Iron Ore	(23.58)	(107.46)	(66.81)	(324.17)
c)	Aluminium	225.56	232.99	—	503.87
d)	Power	145.32	(114.51)	—	250.29
e)	Others	55.61	18.64	6.19	48.83

	Total	510.27	382.06	(60.62)	1,352.00

Less:	Finance costs	985.33	966.26	147.84	3,564.96
Add:	Other unallocable income net off expenses	645.30	294.19	(89.46)	1,272.19
Less:	Exceptional items	—	130.88	—	130.88

	Profit / (loss) before tax	170.24	(420.89)	(297.92)	(1,071.65)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	5,013.71	4,751.79	—	4,751.79
b)	Iron Ore	1,678.82	1,634.42	1,528.99	1,634.42
c)	Aluminium	28,867.83	28,816.92	—	28,816.92
d)	Power	7,358.08	7,384.42	—	7,384.42
e)	Others	1,095.08	1,177.02	936.92	1,177.02
f)	Unallocated	(10,314.15)	(10,085.75)	10,365.96	(10,085.75)

	Total	33,699.37	33,678.82	12,831.87	33,678.82

The main business segments are (a) Copper which consist manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The above results for the quarter ended June 30, 2014 have been reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on July 29, 2014. The statutory auditors of the Company have carried out a limited review of these results.

2	The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) has been sanctioned by the Honourable High Court of Madras and the High Court of Judicature of Bombay at Goa. The Scheme has been given effect to in the quarter ended September 30, 2013. Consequent to the effectiveness of the Scheme as above, the results for the quarter and the figures in respect of earnings per share, are not comparable with previous corresponding period presented.

Subsequent to, the effectiveness of the Scheme, the Commissioner of income tax, Goa and the Ministry of Corporate Affairs have challenged the orders of the High Court of Judicature of Bombay at Goa by way of a Special Leave Petition before the Supreme Court. Further, a creditor and a shareholder have challenged the order of the High Court of Madras. The said petitions are pending admission/hearing.

3	The Honorable Supreme Court vide its judgement dated April 21, 2014 lifted the ban on iron ore mining in the State of Goa, subject to certain conditions. In pursuance of the said judgement, the State Government of Goa is expected to announce a policy on iron ore mining shortly. In the interim, the iron ore mining operations at Goa continues to remain suspended.

4	With regard to the alumina refinery expansion project at Lanjigarh, the Company’s fresh application for environmental clearance is under process and the public hearing is scheduled on July 30, 2014. In the meantime the expansion project continues to be on hold.

5	The figures for the quarter ended March 31, 2014 are the balancing figures between audited figures in respect of the full financial year and the year to date figures upto the third quarter ended December 31, 2013.

6	Previous Period / Year figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

By Order of the Board

Place: Mumbai	Thomas Albanese
Dated :July 29, 2014	Chief Executive Officer & Whole Time Director